Delta Air Lines, Inc.
Department 828
P.O. Box 20706
Atlanta, GA 30320-6001

May 5, 2011

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

RE:	Delta Air Lines, Inc. Annual Report on Form 10-K for the year ended December 31, 2010 Filed February 16, 2011 File No. 001-05424

Dear Ms. Cvrkel:

This is in response to the Staff’s letter dated April 29, 2011 regarding Delta’s Annual Report on Form 10-K for the year ended December 31, 2010.  For your convenience, we have included in this letter the Staff’s comment before providing our response to that comment.

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Form 10-K for the Year Ended December 31, 2010

Note 8. JFK Redevelopment, page 78

8.
We note from your response to our prior comment ten that you will revise your disclosure in future filings to state that you record an asset for project costs as construction takes place regardless of funding source.  Please revise future filings to disclose the nature of the costs that are capitalized as “project costs.”  Also, please revise to disclose the nature of the costs that will be recorded as operating expenses during the construction phase.

Response:

In future filings, as applicable, we will revise the next to last paragraph of Note 8 (page 79) as follows (additions to the disclosure in our 2010 Form 10-K have been underlined for your convenience):

We will be responsible for the management and construction of the project and bear construction risk, including cost overruns. As construction progresses, the project will be recorded on our Consolidated Balance Sheet as a fixed asset as if we owned the asset. We record an asset for project costs as construction takes place regardless of funding source. These costs include design fees, labor, and construction permits, as well as physical construction costs such as paving, systems, utilities, and other costs generally associated with construction projects. The project asset will also include capitalized interest based on amounts we spend calculated using our weighted average incremental borrowing rate. We will also record a related construction obligation on our Consolidated Balance Sheet equal to project costs funded by parties other than us. Future rental payments will reduce this construction obligation and result in the recording of interest expense on our Consolidated Statement of Operations, calculated using the effective interest method. During the construction period, we will also incur costs for construction site ground rental expense and any remediation and abatement activities, all of which will be expensed as incurred.

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In connection with responding to the Commission’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that we have thoroughly addressed your comments on our 2010 Form 10-K.  We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.  If you have any questions, please contact Craig Meynard (404-715-3356), Managing Director – Accounting and Reporting, or me (404-773-3146).

Very Truly Yours, /s/ Hank Halter Hank Halter Senior Vice President and Chief Financial Officer

cc:           Claire Erlanger
Craig Meynard